UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 27, 2003

AGL RESOURCES INC.
(Exact name of registrant as specified in its charter)

Georgia	**1-14174**	**58-2210952**
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Ten Peachtree Place Atlanta, Georgia 30309
(Address and zip code of principle executive offices)   (Zip Code)

404-584-9470
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 9. Regulation FD Disclosure

[AGL Resources logo]

FOR IMMEDIATE RELEASE

Financial/Media Contact
Steve Cave
Director, Investor Relations
(404) 584-3801

AGL CAPITAL CORPORATION PRICES

$225 MILLION SENIOR NOTES

ATLANTA, June 27, 2003 - AGL Capital Corporation, a wholly-owned financing subsidiary of AGL Resources Inc. (NYSE: ATG), announced it has priced $225 million of senior notes at an interest rate of 4.45%. The company estimates that the net proceeds of the offering will be approximately $223.4 million. AGL Resources intends to use the net proceeds from the sale of the senior notes to repay portions of its short-term and long-term debt, as well as for general corporate purposes. The transaction is expected to close July 2, 2003.

The lead underwriters on the offering were J.P Morgan and Credit Suisse First Boston.

"We decided to act quickly on the offering to take advantage of the favorable capital markets environment," said Brett A. Stovern, assistant treasurer of AGL Resources. "By using cost-efficient long-term debt to reduce our interest expense and improve our debt coverage ratios, this offering will provide another boost to our balance sheet and will improve our financial flexibility."

AGL Resources
AGL Resources Inc. is an Atlanta-based energy services holding company. Its utility subsidiaries – Atlanta Gas Light Company, Virginia Natural Gas and Chattanooga Gas Company – serve approximately 1.9 million customers in three states. Houston-based subsidiary Sequent Energy Management provides natural gas asset management services, including the wholesale marketing and transportation of natural gas. As a member of the SouthStar partnership, AGL Resources markets natural gas to consumers in Georgia under the Georgia Natural Gas brand. AGL Networks, the company's telecommunications subsidiary, owns and operates fiber-optic networks in Atlanta and Phoenix. For more information, visit the company's Web site at www.aglresources.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any such offer will be made only by means of a prospectus. Potential investors should read the prospectus and prospectus supplement carefully before making any investment decision. A copy of the preliminary prospectus relating to the offering may be obtained from the underwriters and is available on the Internet at www.sec.gov.

This press release contains forward-looking statements. AGL Resources wishes to caution readers that the assumptions, which form the basis for the forward-looking statements, include many factors that are beyond AGL Resources' ability to control or estimate precisely. Those factors include, but are not limited to, the following: changes in industrial, commercial and residential growth in the service territories of AGL Resources Inc. and its subsidiaries; changes in price, supply and demand for natural gas and related products; impact of changes in state and federal legislation and regulation, including orders of various state public service commissions and of the Federal Energy Regulatory Commission, on the gas and electric industries and on AGL Resources, including the impact of Atlanta Gas Light Company's performance based rate plan; effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown issues following deregulation such as the stability of certificated marketers, and unknown risks related to nonregulated businesses, including risks related to energy marketing and risk management; market changes due to Georgia's Natural Gas Consumers' Relief Act of 2002; concentration of credit risk in certificated marketers; excess high-speed network capacity and demand for dark fiber in metropolitan network areas of AGL Networks' customers; market acceptance of new fiber-optic technologies and products, as well as the adoption of new networking standards; our ability to negotiate new contracts with telecommunications providers for the provision of AGL Networks' dark fiber services; utility and energy industry consolidation; impact of acquisitions and divestitures; the ultimate impact of the Sarbanes-Oxley Act of 2002 and any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or AGL Resources; the enactment of new accounting standards by standard-setting bodies such as the Financial Accounting Standards Board or the Securities and Exchange Commission that could impact the way AGL Resources records revenues, assets and liabilities, which could lead to negative impacts on reported earnings or increases in liabilities, which in turn could affect AGL Resources' reported results of operations; performance of equity and bond markets and the impact on pension funding costs; direct or indirect effects on AGL Resources' business, financial condition or liquidity resulting from a change in the company's credit ratings or the credit ratings of its competitors or counterparties; interest rate fluctuations, financial market conditions and general economic conditions; uncertainties about environmental issues and the related impact of such issues; impact of changes in weather upon the temperature-sensitive portions of the business; impact of litigation; impact of changes in prices on the margins achievable in the unregulated retail gas marketing business and other risks described in AGL Resources' documents on file with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
(Registrant)

Date: June 27, 2003   /s/ Richard T. O'Brien
                           Executive Vice President and Chief Financial Officer